SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29751; 812-13883]

Pax World Funds Series Trust I and Pax World Management LLC; Notice of Application

August 10, 2011

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application under section 6(c) of the Investment Company Act of 1940

("Act") for an exemption from section 15(a) of the Act and rule 18f-2 under the Act, as well as

from certain disclosure requirements.

Summary of Application: Applicants request an order that would permit them to enter into and

materially amend subadvisory agreements without shareholder approval and would grant relief

from certain disclosure requirements.

Applicants: Pax World Funds Series Trust I ("Mutual Funds Trust") and Pax World

Management LLC (the "Adviser") (collectively, "Applicants").

Filing Dates: The application was filed on March 22, 2011, and amended on August 1, 2011.

Applicants have agreed to file an amendment during the notice period, the substance of which is

reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on September 6, 2011 and

should be accompanied by proof of service on the applicants, in the form of an affidavit or, for

lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest,

the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: c\o Stuart E. Fross, K&L Gates LLP, One Lincoln Street, Boston, MA 02111, and Joseph F. Keefe, Pax World Management LLC, 30 Penhallow Street, Suite 400, Portsmouth, New Hampshire 03801.

For Further Information Contact: Emerson S. Davis, Senior Counsel, at (202) 551-6868, or Daniele Marchesani, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Mutual Funds Trust, a Massachusetts business trust, is registered under the Act as open-end management investment companies and currently offers eleven series (each a "Series" and Mutual Funds Trust, Series or future Series, a "Fund" and collectively the "Funds"), each of which has its own distinct investment objectives, policies and restrictions.[1] The Adviser is

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[1] Applicants also request relief with respect to any other existing or future registered open-end management investment company or series thereof that: (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (collectively, the "Adviser") or its successors; (b) uses the multi-manager structure ("Multi-Manager Structure") described in the application; and (c) complies with the terms and conditions of this application (together with any Funds that currently use the Multi-Manager Structure, each a "Subadvised Fund" and collectively, the "Subadvised Funds"). The only existing registered open-end management investment companies that currently intend to rely on the requested order are named as applicants. For purposes of the requested order, "successor" is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization. If the name of any Subadvised Fund

registered as an investment adviser under the Investment Advisers Act of 1940 ("Advisers Act")

and serves as the investment adviser to the Mutual Funds Trust pursuant to separate investment

advisory agreements (each an "Investment Advisory Agreement" and collectively, the

"Investment Advisory Agreements") with each Fund. Each Investment Advisory Agreement has

been or will be approved by the Mutual Funds Trust's board of trustees (the "Board"), including

a majority of the trustees who are not "interested persons," as defined in section 2(a)(19) of the

Act, of the Trust or the Adviser ("Independent Trustees") and by the shareholders of the relevant

Fund in the manner required by sections 15(a) and 15(c) of the Act and rule 18f-2 under the Act.

> 2.   Under the terms of the Investment Advisory Agreements, the Adviser, subject to the

oversight of the Board, furnishes a continuous investment program for each Fund. The Adviser

periodically reviews investment policies and strategies of each Fund and based on the need of a

particular Fund may recommend changes to the investment policies and strategies of the Fund

for consideration by its Board. For its services to each Fund, the Adviser receives an investment

advisory fee from that Fund as specified in the applicable Investment Advisory Agreement based

on the average daily net asset value of that Fund. The terms of the Investment Advisory

Agreements also permit the Adviser, subject to the approval of the relevant Board, including a

majority of the Independent Trustees, and the shareholders of the applicable Subadvised Funds

(if required by applicable law), to delegate portfolio management responsibilities of all or a

portion of the assets of the Subadvised Fund to one or more subadvisers ("Sub-Advisers"). The

Adviser has entered into subadvisory agreements ("Sub-Advisory Agreements") with various

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contains the name of a Sub-Adviser (as defined below), the name of the Adviser will precede the name of the Sub-Adviser.

Sub-Advisers to provide investment advisory services to various Subadvised Funds.[2] Each Sub-Adviser is, and each future Sub-Adviser will be, an investment adviser as defined in section 2(a)(20) of the Act as well as registered with the Commission as an "investment adviser" under the Advisers Act. The Adviser evaluates, allocates assets to and oversees the Sub-Advisers, and makes recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.[3] The Adviser will compensate each Sub-Adviser out of the fee paid to the Adviser under the relevant Investment Advisory Agreement, or the Subadvised Fund will be responsible for paying subadvisory fees directly to the Sub-Adviser.

3.   Applicants request an order to permit the Adviser, subject to Board approval, to select certain Sub-Advisers to manage all or a portion of the assets of a Subadvised Fund pursuant to a Sub-Advisory Agreement and materially amend Sub-Advisory Agreements without obtaining shareholder approval. The requested relief will not extend to any Sub-Adviser that is an affiliated person, as defined in section 2(a)(3) of the Act, of a Subadvised Fund or the Adviser, other than by reason of serving as a Sub-Adviser a Subadvised Funds ("Affiliated Sub-Adviser").

4.   Applicants also request an order exempting the Subadvised Funds from certain disclosure provisions described below that may require the Applicants to disclose fees paid by the Adviser or a Subadvised Fund to each Sub-Adviser. Applicants seek an order to permit each

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[2] The Adviser has entered into Sub-Advisory Agreements with Impax Asset Management Ltd., Access Capital Strategies LLC, a division of Voyageur Asset Management Inc., Ariel Investments, LLC, ClearBridge Advisors, LLC, Community Capital Management, Inc., Miller Howard Investments Inc., Mennonite Mutual Aid Association, Neuberger Berman Management, LLC, Portfolio 21 Investments, Inc. and Parnassus Investments.

[3] As described more fully in the application, the Adviser utilizes the services of Morningstar Associates, LLC ("Morningstar Associates") under a subsidiary agreement for recommending to the Adviser and the Board various Sub-Advisers. The responsibility for the evaluation, selection, and recommendation of Sub-Advisers to manage the assets (or portion thereof) of a Subadvised Fund, as well as the monitoring and review of the Sub-Adviser ultimately rests with the Adviser. Applicants acknowledge that the requested relief will not extend to any such subadvisory agreement with Morningstar Associates.

Subadvised Fund to disclose (as a dollar amount and a percentage of each Subadvised Fund's net assets) only: (a) the aggregate fees paid to the Adviser and any Affiliated Sub-Advisers; and (b) the aggregate fees paid to Sub-Advisers other than Affiliated Sub-Advisers (collectively, the "Aggregate Fee Disclosure"). A Subadvised Fund that employs an Affiliated Sub-Adviser will provide separate disclosure of any fees paid to the Affiliated Sub-Adviser.

Applicants' Legal Analysis:

1.   Section 15(a) of the Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the company's outstanding voting securities. Rule 18f-2 under the Act provides that each series or class of stock in a series investment company affected by a matter must approve that matter if the Act requires shareholder approval.

2.   Form N-1A is the registration statement used by open-end investment companies. Item 19(a)(3) of Form N-1A requires disclosure of the method and amount of the investment adviser's compensation.

3.   Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the Securities Exchange Act of 1934 ("1934 Act"). Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, taken together, require a proxy statement for a shareholder meeting at which the advisory contract will be voted upon to include the "rate of compensation of the investment adviser," the "aggregate amount of the investment adviser's fees," a description of the "terms of the contract to be acted upon," and, if a change in the advisory fee is proposed, the existing and proposed fees and the difference between the two fees.

4.   Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company's registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees.

5.   Section 6(c) of the Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants state that the requested relief meets this standard for the reasons discussed below.

6.   Applicants assert that the shareholders expect the Adviser, subject to the review and approval of the Board, to select the Sub-Advisers who are best suited to achieve the Subadvised Fund's investment objective. Applicants assert that, from the perspective of the shareholder, the role of the Sub-Adviser is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. Applicants state that requiring shareholder approval of each Sub-Advisory Agreement would impose unnecessary delays and expenses on the Subadvised Funds, and enable the Subadvised Fund to act more quickly when the Board and the Adviser believe that a change would benefit a Subadvised Fund and its shareholders. Applicants note that the Investment Advisory Agreements and any Sub-Advisory Agreement with an Affiliated Sub-Adviser (if any) will continue to be subject to the shareholder approval requirements of section 15(a) of the Act and rule 18f-2 under the Act.

7.   Applicants assert that the requested disclosure relief would benefit shareholders of the Subadvised Funds because it would improve the Adviser's ability to negotiate the fees paid to Sub-Advisers. Applicants state that the Adviser may be able to negotiate rates that are below a Sub-Adviser's "posted" amounts, if the Adviser is not required to disclose the Sub-Advisers' fees to the public. Applicants submit that the requested relief will encourage Sub-Advisers to negotiate lower subadvisory fees with the Adviser if the lower fees are not required to be made public.

<u>Applicants' Conditions:</u>

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Before a Subadvised Fund may rely on the order requested herein, the operation of the Subadvised Fund in the manner described in this application will be approved by a majority of the Subadvised Fund's outstanding voting securities as defined in the Act or, in the case of a Subadvised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder before such Subadvised Fund's shares are offered to the public.

2.   The prospectus for each Subadvised Fund will disclose the existence, substance, and effect of any order granted pursuant to the application. In addition, each Subadvised Fund will hold itself out to the public as employing a Multi-Manager Structure. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.   Within ninety days of the hiring of a new Sub-Adviser, shareholders of the relevant Subadvised Fund will be furnished all information about the new Sub-Adviser that

would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure. This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of a new Sub-Adviser. To meet this obligation, each Subadvised Fund will provide its shareholders, within 90 days of the hiring of a new Sub-Adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.   The Adviser will not enter into a Sub-Advisory Agreement with any Affiliated Sub-Adviser without that agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Subadvised Fund.

5.   At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.   Independent legal counsel, as defined in rule 0-1(a)(6) under the Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

7.   Whenever a Sub-Adviser change is proposed for a Subadvised Fund with an Affiliated Sub-Adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the change is in the best interests of the Subadvised Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-Adviser derives an inappropriate advantage.

8.   Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

9.	The Adviser will provide general management services to each Subadvised Fund, including overall supervisory responsibility for the general management and investment of the Subadvised Fund's assets and, subject to review and approval of the Board, will: (a) set the Subadvised Fund's overall investment strategies; (b) evaluate, select and recommend Sub-Advisers to manage all or a portion of the Subadvised Fund's assets; (c) allocate and, when appropriate, reallocate the Subadvised Fund's assets among Sub-Advisers; (d) monitor and evaluate the Sub-Advisers' performance; and (e) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Subadvised Fund's investment objective, policies and restrictions.

10.	No trustee or officer of a Subadvised Fund or director or officer of the Adviser, will own directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person) any interest in a Sub-Adviser except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by or is under common control with the Adviser; or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-Adviser or an entity that controls, is controlled by or is under common control with a Sub-Adviser.

11.	Each Subadvised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

12.	In the event the Commission adopts a rule under the Act providing substantially similar relief to that in the order requested in the application, the requested order will expire on the effective date of that rule.

13.	The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per Subadvised Fund basis. The

information will reflect the impact on profitability of the hiring or termination of any Sub-Adviser during the applicable quarter.

14.   For Subadvised Funds that pay fees to a Sub-Adviser directly from Fund assets, any changes to a Sub-Advisory Agreement that would result in an increase in the total management and advisory fees payable by a Subadvised Fund will be required to be approved by the shareholders of the Subadvised Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Elizabeth M. Murphy
Secretary